WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

November 1, 2006

Mr. Craig Slivka
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0408

Re: Triple Bay Industries, Inc.
Registration Statement on Form SB-2
Amendment No. 2.
File No. 333-136827

Dear Mr. Slivka:

We have filed on EDGAR a clean and marked copy of the above Amendment No. 2.

Page number references are to pages in the clean copy filed on EDGAR.

With respect to your comments, please be advised as follows:

1.	We have added substantial additional disclosure concerning environmental matters in response to this comment. - page *.

2.
We understand that other counsel to the company discussed this comment with the staff. Substantial additional disclosure has been added to the introductory portion of MDA in response to this comment and the staff’s input.

3.	We have provided detailed explanations of year to year and period by period comparisons in response to this comment.

4.
As stated in the registration statement, as the Company has adopted a policy prohibiting advances to officers, directors and affiliates, such advances were either repaid or were charged as compensation.

Accounting comments

Financial Statements
For the Years Ended December 31, 2005 and December 31, 2004
Report of Independent Registered Public Accounting Firm, page 30

5.
We reissue prior comment 24. Please make arrangements with Malone & Bailey, PC to have them revise their report to clearly state that they audited each of the two years in the period ended December 31, 2005.

Triple Bay Response

Malone and Bailey, PC have revised their report on the attached amended SB-2 to clearly state that they audited each of the two years in the period ended December 31, 2005.

Note 5 - Convertible Debt, page 37

6.
We note your response to prior comment 26. On page 25, you state that you granted IMM the right to exchange your debt for a number of shares of common stock as mutually agreed, but not less than 50,000 or more than 250,000, at the earlier of the date of closing of a sale of control of the company by Ms. Jarvis or three years form the effective date of the registration statement. Please provide similar disclosures in the notes to your financial statements which should include the number of shares of common stock that can be exchanged for your debt.

Triple Bay Response

We have provided similar disclosures in the notes to our financial statements which include the number of shares of common stock that can be exchanged for our debt in the attached amended SB-2

Note 7 - Related Party Transactions, page 37

7.
We reissue prior comment 27. Your disclosures on page 26 indicates that you recorded compensation expense during the six months ended June 30, 2006 related to the receivable from an officer of $2,446 recorded at December 31, 2005. Please disclose the specific facts and circumstances that led you to determine it was appropriate to record this expense during the six months ended June 30, 2006 instead of the year ended December 31, 2005.

Triple Bay Response

Triple Bay and its Chief Executive Officer had entered into transactions in the ordinary course of business including the advancement of funds required for the operation of the business and repayments of those funds as deemed appropriate. Triple Bay will no longer make such advances. Accordingly, in this case, the Board of Directors eliminated the advance by declaring a bonus in the amount of $2,446 effective June 30, 2006. Accordingly, the advance in the amount of $2,446 as of December 31, 2005 has been charged to compensation expense in the statement of operations for the six month period ended June 30,2006.

We have added this disclosure in the notes to our financial statements in the attached amended SB-2.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ
Michael T. Williams, Esq.